Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

October 26, 2005

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Professionals Direct, Inc. Form 10-KSB for fiscal year ended December 31, 2004 Filed March 16, 2005 Schedule 14A Filed April 19, 2005 File No. 000-49786

Dear Messrs. Rosenberg and Atkinson and Ms. Ignat:

                    We are counsel to Professionals Direct, Inc. ("PDI" or the "Company"). PDI received your letter dated September 15, 2005, in which you provided comments on PDI's Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB").

                    PDI strives to meet or exceed the Commission's requirements in all of its securities filings and has considered your comments very carefully. After reviewing your comments, the Company believes that, although the comments suggest enhanced disclosures, the existing filings comply with generally accepted accounting principles and all other applicable

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

requirements in all material respects. Consequently, the Company does not believe an amendment of the Form 10-KSB is warranted.

                    However, in order to enhance the information provided to investors and to address your comments, PDI respectfully proposes to incorporate appropriate suggestions in its future filings. Doing so will provide more detailed information about PDI's financial condition and business operations to the investing public and help meet PDI's goal of providing clear and timely disclosures to the investment community.

                    We submit for your consideration the following responses to your specific comments. For convenience of reference, each of the Commission's comments is set forth in full and PDI's response thereto immediately follows.

Form 10-KSB for the fiscal year ended December 31, 2004

Schedule 14A filed on April 19, 2005

Management's Discussion and Analysis, page A-5

Results of Operations, page A-6

Net Premium Earned, page A-6

Comment 1:

          Your explanation of the increase in net premiums earned seems unclear as to what actually caused these increases. Please disclose how the prior year premiums written impacted the current year premiums earned. In addition quantify the impact that this factor and all other factors cited had on your operations. Also include a discussion, as applicable, of any metrics such as the actual number of policies written to provide more detailed insight into what really caused the changes in these premiums.

Response:

          In future filings, the Company will include the items noted in your comment, including a more detailed description of the relationship between premiums written and premiums earned. The discussion of Net Premiums Earned set forth on page A-6 of the Form 10-KSB would be changed in future filings to be consistent with the following:

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

Net Premiums Earned. Net premiums earned is equal to direct premiums earned (premiums earned for policies written) less ceded premiums earned (amounts ceded to reinsurers) and is our primary source of revenue. The nominal increase in net premiums earned in 2004 compared to 2003 resulted from two offsetting factors - a significant increase in policies and premiums written in 2003 versus 2002 and a decrease in retention on 2004 versus 2003 written business. Because 2004 approximated 2003 written premium, but 2003 written premium ($24,294) was materially higher than 2002 ($10,404), 2004 net premiums earned would have been substantially higher than 2003 absent a change in retention. In 2004, the Company's retention was lower than in 2003. This decreased retention increased ceded premium which in turn reduced net premiums earned.

The effect of this lower retention on 2004 is seen in the table below.
	Years Ended
	2004	2003	Change	Percent Change
	(in thousands of dollars)
Beginning gross unearned premium	$10,468	$5,517	$4,951	89.7%
Beginning ceded unearned premium	(1,775)	(1,015)	(760)	(74.9%)
Beginning net unearned premium	8,693	4,502	4,191	93.1%

Direct premiums written	24,009	24,294	(285)	(1.2%)
Ceded premiums written	(9,924)	(4,176)	(5,748)	(137.6%)
Net premiums written	14,085	20,118	(6,033)	(30.0%)

Ending gross unearned premium	10,738	10,468	270	2.6%
Ending ceded unearned premium	(4,163)	(1,775)	(2,388)	(134.5%)
Ending net unearned premium	6,575	8,693	(2,118)	(24.4%)
Net premiums earned	$16,203	$15,927	$276	1.7%

Direct premiums written decreased 1.2% when compared to the prior year. PDIC's new business premiums written in 2004 were significantly less than in 2003 due, in part, to the absence of significant disruptions in the markets in which PDIC operates. For the year, new business totaled $3,583 compared to $13,722 for 2003. For 2004, the number of policies written and the average premium per policy did not change significantly from 2003. For policies with 2004 effective dates, PDIC decreased its per claim retention by purchasing more reinsurance from third party reinsurers. This reduces PDIC's net premiums written and will reduce net premiums earned as the policies are earned out. Decisions on the appropriate level of reinsurance are impacted by a variety of factors from pricing, to level of surplus, to availability and credit quality of the reinsurers.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

As such, reinsurance retentions vary from year to year. In 2005, we do not expect to see material changes in the levels of direct premiums written or in our reinsurance retention.

Losses and Loss Adjustment Expenses, page A-6

Comment 2:

          Your discussion of the significant increase in loss ratio between the two periods is very limited. In particular it appears that, based on the information in note 7, most of this increase is related to current year claims. In particular we note that current year revenues were relatively flat, but that the current year charge disclosed in that note increased substantially. Please disclose why your loss ratio deteriorated so significantly in the current period. Also disclose how this current period increase impacted the significant increase related to prior periods that is disclosed in your Form 10-QSB for June 30, 2005.

Response:

          Loss reserves estimates are set after taking into consideration the results of the reserve analysis performed by our independent actuary. The loss ratio for 2003 was below our historic average. The loss ratio for 2004 was above our historic average by a similar amount. Annual loss ratios are impacted by many factors, including premium levels, retention levels, frequency of reported claims, development of prior year loss estimates and the severity of claims, and will fluctuate significantly. Volatility can be expected given the complex nature of lawyers professional liability claims and multi-year settlement periods.

          Claim frequency occurred within an expected range based on our past experience when measured against the average number of in-force insured attorneys. The aggregate number of claims reported in 2004 was up 16% when compared to 2003. Loss ratios are also affected by claim severity which in turn is affected by reinsurance. While severity of prior year claims has increased, it is still within expected ranges based on historical experience. This increase occurred in the latter part of 2004 when adjustments to several previously reported claims exceeded retention levels. Another factor contributing to the increase was the increase in our estimate for adjusting and other payments resulting from the actuarial review. Due to the size of our reserves, even a small percentage change in the loss reserve liability can have a material impact on our results of operations for the period in which the change occurs.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

With respect to our Form 10-QSB for June 30, 2005, the increase in losses related to prior periods represents a further increase in the estimate of losses related to accident years 2004 and prior. This resulted from the additional development of several significant claims as well as a strengthening in the overall reserves as determined by the actuarial review performed as of June 30, 2005. Overall loss ratios remain within our historical experience. Of course, losses for the 2004 year are still maturing and will ultimately settle for an amount different than has been provided.

Financial Condition, Liquidity, and Capital Resources, page A-7

Comment 3:

          Your current liquidity discussion does not appear to adequately address the holding company structure disclosed in note 1. Please disclose how this structure affects your ability to service debt held at the holding company level. Further include a discussion of the legal limits on dividends that can be paid by the operating subsidiaries to the holding company. Disclose specifically here and in note 12 the actual dollar amount of dividends that may be paid without prior regulatory approval.

Response:

          We respectfully direct the Commission's attention to Part I, Item 1, of the Form 10-KSB, that describes the holding company structure disclosed in Note 1. We believe adding additional discussion of the holding company structure in the liquidity discussion would be unnecessarily repetitive.

          Only the insurance subsidiary, PDIC, has specific statutory limits on the payment of dividends. The other subsidiaries are not limited, except to the extent that the Michigan Business Corporation Act prohibits payments that would otherwise cause the company to become illiquid or unable to pay its obligations when due. PDIC is prohibited from paying dividends until such time as PDIC's Surplus Certificates are paid in full, as discussed on page A-10 of the Form 10-KSB (under the heading "Dividends"). A discussion of dividend restrictions, including the amount of dividends that may be paid without prior regulatory approval, is also set forth in Part 1, Item 1 of the Company's Form 10-KSB (page 11).

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

          In future filings, PDI will include an expanded discussion regarding Financial Condition, Liquidity and Capital Resources, including the Company's ability to service debt held at the holding company level. The discussion of Financial Condition, Liquidity and Capital Resources set forth on page A-7 of the Form 10-KSB will be changed in future filings to include an opening paragraph consistent with the following:

Professionals Direct, Inc. is a legal entity separate and distinct from its subsidiaries. Because the parent holding company has no other business operations, management fees and dividends from its subsidiaries represent the principal source of funds for its obligations, including debt service. The management fees paid by PDIC are pre-approved by the Office of Financial and Insurance Services, the regulatory body in Michigan responsible for the oversight of the insurance subsidiary. Under the terms of the plan that governed the Company's conversion, PDIC is prohibited from making any dividend payments to the parent holding company until such time as the surplus certificates are repaid in full. The management fees paid by the remaining subsidiaries are determined from time-to-time by the Board of Directors. The payment of management fees and dividends by our other subsidiaries are limited only by solvency requirements.

          We note, however, that the information in this proposed opening paragraph merely repeats the information elsewhere in the Company's Form 10-KSB. Accordingly, the Company believes that the filing is complete and no amendment is required.

Critical Accounting Estimates and Judgments, page A-8

Loss and Loss Adjustment Expense Reserves, page A-8

Comment 4:

          We note throughout the document that management discusses the inherent uncertainty in establishing reserves for loss and loss adjustment expenses. Given this inherent uncertainty, we feel that a more robust discussion of this estimate is appropriate. Please provide disclosure that better explains the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management's Discussion and Analysis. The disclosure should include the following information for each of your lines of business:

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

•	Reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet;
•	Because IBNR reserve estimates are more imprecise, the amount of IBNR separately from loss reserves for all lines of business;
•	The range of loss reserve estimates as determined by your actuaries.
	•	If multiple point estimates are generated, include the range of these point estimates.
	•	Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen.
	•	Clarify whether the company actually records to the point estimate or if not, how that estimate is used.
•

The quantified and qualitative impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Response:

          PDIC is a mono-line insurer, therefore line of business disclosure is unnecessary.

          The Company's ability to quantify the impact of overall changes in assumptions on the likely range of loss reserve estimates is difficult to accomplish without hindsight. With the passage of time, PDI can now determine that as of June 30, 2005, loss reserves originally recorded at December 31, 2004, appear to have been deficient by approximately $2.3 million. The reason they only "appear to have been deficient" is that most of these claims are still unresolved and the ultimate liability for these claims has not yet been determined and may either increase or decrease. This apparent deficiency could not have been determined when the Form 10-KSB was filed. Interestingly, our independent actuary indicated that reported loss reserves at December 31, 2004, could be overstated by as much as $1.1 million with only nominal changes in assumptions.

          In future filings, the Company will address the items noted in your comment, including an enhanced description of the Loss and Loss Adjustment Expense Reserves. The discussion of Loss and Loss Adjustment Expense Reserves set forth on page A-8 of the Form 10-KSB will be enhanced in future filings to be consistent with the following:

Loss and Loss Adjustment Expense Reserves

PDIC maintains reserves for payment of losses and loss adjustment expenses for reported claims and for claims incurred but not reported arising from policies that have been issued. PDIC

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

provides for the estimated ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what PDIC expects to be the cost of the ultimate settlement and administration of such claims based on facts and circumstances then known, estimates of future trends in claim severity, and other variable factors such as inflation and changing judicial theories of liability.

Management estimates of the loss reserve liability are reviewed by independent actuaries twice each year. Several variables and methodologies are used to calculate the appropriate amount of the loss reserve liability that should be recorded. Key variables utilized to develop the loss reserve estimate include:
•	Loss reporting patterns
•	Payment patterns
•	Loss severity trend rates
•	Application of Michigan loss patterns and loss to premium relationships to Non-Michigan business.
•	Case reserve setting patterns

The key actuarial methodologies used include:
•	Incurred development method
•	Paid development method
•	Case development method
•	Incurred Bornhuetter-Ferguson method
•	Paid Bornhuetter-Ferguson method
•	Frequency/severity method

Small changes to any of the assumptions can significantly alter the outcome of the actuarial analysis. Because of the number of factors considered, it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item.

We perform an in-depth review of our loss reserves on a semi-annual basis. However, management continually reviews and updates the data underlying the estimation of its loss reserves and makes adjustments when we believe the emerging data supports a change. Any adjustments necessary are reflected in current operations. As a result of the variety of variables and methodologies that are considered, there is a significant risk that actual incurred losses will develop differently from these estimates.

In the years after a claim is reported, there is a significant amount of uncertainty over what the ultimate loss will be. Therefore, the estimate of future loss costs for claims recently reported tends to be less accurate. As claims get older, the estimate of future loss costs may be less inaccurate, but are still subject to material fluctuations until the claims are paid or otherwise closed. Eventually, all claims in a particular year are paid or closed and no additional development, favorable or adverse, will be experienced because the amount of the loss is certain.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

Another factor that impacts incurred losses is development from claims reported in prior years. Favorable or adverse development occurs when subsequent estimates of the loss reserve liability change. A subsequent decrease in estimate results in favorable development; a subsequent increase in estimate results in adverse development. Favorable or adverse development is reflected as a decrease or increase in the current year's loss and loss adjustment expenses. As shown in the reserve development table that follows, the original estimates of our net loss reserves have resulted in favorable development (redundancy) in six of the last ten years and adverse development in four of the last ten years (deficiency).

The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process and does not represent an exact calculation of that liability. Claims may not be brought until several years after the acts or omissions that gave rise to the claim occurred. Ultimate loss costs, even for similar events, vary significantly depending upon many factors. Professional liability claims are typically resolved over an extended period of time, often three years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss cost estimation process that requires actuarial skill and the application of significant judgment. Such estimates require periodic revision. PDIC's current reserve policy recognizes this uncertainty by maintaining case supplement reserves to provide for the possibility that actual results may be less favorable compared to the estimated costs relative to the normal case reserve estimation process. The case supplement reserve is determined by estimating the ultimate liability for the claims which have been made and reported and then subtracting the case reserves. Case supplement reserves as a percentage of total reserves at December 31, 2004 were 32.7%. PDIC does not discount its reserves to recognize the time value of money.

When a claim is reported to PDIC, claims personnel establish a case reserve for the estimated amount of the ultimate payment based upon information then available. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator regarding the nature and value of the specific claim, the apparent severity of damage, and the policy provisions relating to the type of loss. The claims staff periodically adjusts the loss estimate as more information becomes available.

Each quarter, PDIC computes its estimated total liability using appropriate principles and procedures. Because the establishment of loss reserves is an inherently uncertain process, however, there can be no assurance that actual losses will not exceed the estimates. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made. As required by insurance regulatory authorities, PDIC annually receives a statement of opinion from its appointed actuary concerning the reasonableness of its reserves. At December 31, 2004, the recorded loss reserves were equal to the point estimate of our independent actuary.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

Ten Year Development Table, page A-9

Comment 5:

          Revise the ten year development table to present it on a gross basis, or if you choose to continue to present the information on a net basis, revise it to include the following additional data for each year in the ten-year table:
•	A reconciliation of the net end of period liability with the related gross liability;
•	The gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable; and
•	The gross cumulative redundancy or deficiency.

In addition, it does not appear that the amounts disclosed in this table agree with the amounts presented in note 7 and in the financial statements. We also note that the deficiency for the current period appears to differ significantly from what is disclosed in other portions of your document. Please resolve or disclose the reason for these differences.

Response:

          We believe that we have appropriately applied the requirements of Regulation S-X, including Industry Guide 6, in preparing the ten-year development table on page A-9 of the Form 10-KSB. However, PDI believes that shareholders and the investing public would find the additional information you recommend in your comment useful. We intend to include in future filings the additional disclosures described in your comment and other staff interpretations. Such additional disclosures will also allow investors to reconcile amounts in the table with Note 7 of the financial statements. In the Form 10-KSB, Note 7 could not be reconciled with the ten-year development table because the table had been developed on the basis of accident year losses. The ten-year development table and accompanying discussion set forth on page A-9 of the Form 10-KSB would be changed as follows:

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

The following table, known as the Loss Reserve Development Table, presents information over the preceding ten years regarding the payment of our losses as well as changes to (the development of) our estimates during that time period. The table includes direct losses and is net of reinsurance recoverables. The gross liability for losses before reinsurance, as shown on the balance sheet, and the reconciliation of that gross liability to amounts net of reinsurance are reflected at the top and bottom of the table. We do not discount our reserves for the time value of money. Information presented in the table is cumulative and, accordingly, each amount includes the effects of all changes in amounts for prior years. The table presents the development of our balance sheet reserves; it does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. The volatility of professional liability claim frequency and severity makes the prediction of the ultimate loss very difficult. Likewise, the long time frame for professional liability claims to develop and be paid further complicates the process of estimating losses. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

The following may be helpful in understanding the Loss Reserve Development Table:
•

The line entitled "Reserve for unpaid losses net of reinsurance recoverables" reflects the Company's reserve for losses and loss adjustment expense, less the receivables from reinsurers, each as showing in the Company's consolidated financial statements at the end of each year (the Balance Sheet Reserves).

•	The section entitled "Cumulative net paid, as of:" reflects the cumulative amounts paid as of the end of each succeeding year with respect to the previously recorded Balance Sheet Reserves.

•

The section entitled "Re-estimated net liability, as of:" reflects the re-estimated amount of the liability previously recorded as Balance Sheet Reserves that includes the cumulative amounts paid and an estimate of additional liability based upon claims experience as of the end of each succeeding year (the Net Re-estimated Liability).

•

The line entitled "Net cumulative (deficiency) redundancy" reflects the difference between the previously recorded Balance Sheet Reserve for each applicable year and the Net Re-estimated Liability relating thereto as of the end of the most recent fiscal year.

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

	December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	(in thousands)

Original gross liability - end of year	$12,306	$11,728	$16,309	$15,921	$13,721	$14,375	$13,051	$9,589	$10,138	$13,461	$21,048
Less: reinsurance recoverables	(4,112)	(4,067)	(7,643)	(5,394)	(4,503)	(7,142)	(5,909)	(2,539)	(2,469)	(2,163)	(5,699)

Reserve for unpaid losses net of reinsurance recoverables	8,194	7,661	8,666	10,527	9,218	7,233	7,142	7,050	7,669	11,298	15,349

Cumulative net paid, as of:
One year later	3,711	4,236	5,050	4,395	3,199	2,552	1,776	3,645	2,878	6,232
Two years later	6,514	7,625	8,800	6,865	4,967	3,624	3,503	4,400	5,110
Three years later	8,482	9,719	10,114	7,846	5,474	3,948	3,730	5,316
Four years later	9,722	10,308	10,806	8,205	5,589	3,991	4,557
Five years later	10,038	10,738	11,057	8,227	5,618	4,721
Six years later	10,254	10,832	11,077	8,263	6,054
Seven years later	10,295	10,786	11,115	8,689
Eight years later	10,292	10,791	11,541
Nine years later	10,304	10,792
Ten years later	10,304

Re-estimated net liability, as of:

One year later	8,661	9,778	11,337	10,392	8,359	6,653	5,345	7,061	7,330	12,287
Two years later	9,485	11,051	12,035	9,815	7,320	5,235	5,311	6,885	6,705
Three years later	10,482	11,221	11,811	9,439	6,217	5,238	5,234	5,699
Four years later	10,597	10,998	11,950	8,647	6,217	5,131	4,754
Five years later	10,381	11,236	11,422	8,652	6,120	4,853
Six years later	10,397	11,038	11,427	8,562	6,146
Seven years later	10,295	11,038	11,414	8,690
Eight years later	10,293	11,053	11,542
Nine years later	10,304	10,792
Ten years later	10,304

Net cumulative (deficiency) redundancy	(2,110)	(3,131)	(2,876)	1,837	3,072	2,380	2,388	1,351	964	(989)

Gross re-estimated liability - latest	18,706	16,857	19,020	14,397	11,427	11,284	10,217	8,920	10,085	17,960
Re-estimated reinsurance recoverables	(8,402)	(6,065)	(7,478)	(5,707)	(5,281)	(6,431)	(5,463)	(3,221)	(3,380)	(5,673)

Net re-estimated liability - latest	10,304	10,792	11,542	8,690	6,146	4,853	4,754	5,699	6,705	12,287

Gross cumulative redundancy (deficiency)	$(6,400)	$(5,129)	$(2,711)	$1,524	$2,294	$3,091	$2,834	$669	$53	$(4,499)

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

Consolidated Financial Statements - December 31, 2004

Note 8. Reinsurance, page A-23

Comment 6:

          We note in this discussion and in other portions of the document such as the MD&A that you appear to have changed your policy related to the risks that will be reinsured. Please disclose what caused this apparent shift in the retentions and what impact such a shift will have on your operations. Also include a discussion of any such changes and the impact that they will have on trends within your management's discussion and analysis. Refer to paragraph 27(a) of SFAS 113.

Response:

          Changes in retention do not result exclusively from changes in policy of PDI. Many factors are considered. As noted in the response to Comment 1, factors such as pricing, level of surplus and availability and credit quality of reinsurers play major roles in decisions regarding reinsurance levels. PDI's reinsurance contracts have annual terms and, as a result, reinsurance is reassessed every year. As a result of significant growth in written premium in 2003 and the level of surplus to written premium, it was determined that in 2004 more of our business should be reinsured through lower retention levels. Generally, when retention levels decline, revenues and losses decline, losses become less volatile and profitability decreases. The opposite is true when retention levels increase. Because the disclosures in Note 8 discuss the nature, purpose and the effects of reinsurance, the Company believes they meet or exceed the disclosure requirements set forth in paragraph 27(a) of SFAS 113.

* * *

Conclusion

                    PDI acknowledges that:

•	PDI is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Jim B. Rosenberg
Mr. Jim Atkinson
Ms. Ibolya Ignat
October 26, 2005

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PDI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    PDI is confident that the comments provided by the Commission will result in improvements to the Company's future filings. The additional information about PDI's financial condition and business operations will further enhance the investing public's understanding of the Company. By incorporating the Commission's comments, PDI will continue to endeavor to meet or exceed the Commission's requirements in its securities filings.

                    PDI believes that these responses and the proposed enhancements to its future filings should satisfy the comments addressed by the Commission. Because the existing filings comply with generally accepted accounting principles and all other applicable requirements in all material respects, the Company does not believe an amendment of the Form 10-KSB is warranted. However, if the Commission is not satisfied with this response, we would respectfully request a conference to discuss the Commission's concerns.

                    If you have any questions about these responses or the future revisions, please contact me at (616) 752-2752 or Lawrence Duthler at (616) 752-2378.

Very truly yours, /s/ Gordon R. Lewis Gordon R. Lewis